Healthaxis Inc
7301 North State Highway 161, Suite 300
Irving, Texas 75039

September 23, 2005

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Forms 8-K filed March 30, 2005 and May 16, 2005 File No. 000-25797

Dear Ms. Collins:

Further to our response to you dated August 12, 2005 and your subsequent correspondence addressed to Mr. James W. McLane, Chief Executive Officer, of September 13, 2005, we have an apparent difference of opinion with regard to your comments on Note 10 – Stockholders Equity, page 59 of our Form 10-K referenced above. We are, therefore, submitting this additional information and summary for your reconsideration and request that the matter be reviewed and considered on appeal by Mr. Joel Levine in the Division of Corporate Finance.

We agree that the relevant accounting for this transaction is the fair value of the package of the new securities compared to the book value of the existing preferred stock as of the transaction date, as described in EITF D-42. The new securities in this case are the new “modified” convertible preferred stock shares and the attached warrants. The valuation techniques used to establish the fair value of both the new preferred shares and the warrants are described in our previous response of August 12.

We acknowledge the SEC’s position and FASB guidance in EITF 98-5, Section 5, indicating that quoted market prices in active markets (underscoring added) are the best evidence of fair value and should be used as the basis of measurement of fair value. It appears that the difference in conclusions reached by the SEC staff and by management is largely based upon the consideration that the new securities are not common stock (and have no public market) and upon the definition of an “active market” as the term is used but not defined in EITF 98-5, Section 5. We believe our situation is materially different from other situations previously considered by the Staff of the SEC because of the discussion presented in the “bullet points” that follow. We believe that it is important that all material facts surrounding our “preferred stock modification” transaction be considered and understood by the Staff.

We believe that the underpinning of the “active market” concept is predicated upon having a market that is active enough on which to base a fair value of the securities being issued (in this case 3,850,000 shares of preferred stock someday convertible under restricted circumstances into shares of common stock, plus 1,000,000 warrants to acquire common stock). We believe that an “active market” is defined as one in which there exists – within a reasonable amount of time -- enough willing buyers and willing sellers, neither under compulsion to act, to establish such fair value, regardless of whether or not the stock is traded on a public exchange. We do not believe that having a market open or a bid or asked quotation available based on the trading of a minimal number of shares necessarily constitutes an “active market”. We also do not believe that a minimal amount of trading relative to the number of shares included in the transaction constitutes an “active market” as that term is used but not defined in EITF 98-5, Section 5. Believing that there is not a market sufficiently active to establish a fair value for the securities issued, we made our own evaluation internally and then immediately hired and relied on the work of an expert as a basis for corroborating the amount that we booked for this transaction. The expert, Huron Consulting, arrived at a range that comfortably included the amount booked by management. Two different National CPA firms have issued consents in SEC filings containing Healthaxis’ financial statements that include our accounting for this “preferred stock modification” transaction.

There are also other very important pieces of information relative to valuing this transaction that management considers relevant:

  Our own precedent: Exactly nine months earlier, on September 30, 2003, Healthaxis acquired in an arms-length transaction a block of 48% of the then outstanding common stock held by UICI for a discount of 40% from the last quoted NASDAQ market price. The block of treasury stock acquired was immediately retired by Healthaxis. The terms of this treasury stock purchase were negotiated over a period of almost one year in heated discussions where UICI’s only objective was maximizing the purchase price of the block of stock. The 40% discount purchase price accepted by UICI, and properly booked by Healthaxis, consisted of only $500,000 cash and a long-term note receivable for the balance. Healthaxis’ note payable to UICI is payable partially by the value of future services rendered by Healthaxis to a subsidiary of UICI. This transaction was negotiated stubbornly over a long period of almost one year and at arms-length and can be tracked in Healthaxis’ financial statements and represents a block of comparable size and magnitude to that block in the “preferred stock modification” transaction effective June 30, 2004. While UICI was a customer of Healthaxis at the time of the repurchase transaction, it should be pointed out that UICI was not represented on the Healthaxis board and had no other relationship with Healthaxis, that UICI could have arranged to obtain services from parties other than Healthaxis and that UICI had no reason to have any continuing interest in Healthaxis’ success. Hence, Healthaxis fully believes that the discount at which these shares were purchased was the result of arms-length negotiations and represented the fair value of the shares purchased. It should be noted that the market trading volumes for Healthaxis common stock at the time of the UICI transaction were similar to those occurring at the time of the preferred stock modification transaction. As a result, Healthaxis believes that the UICI transaction provided the best guide to an appropriate market discount.

  The “modified” preferred stock is not common stock and, thus, not the same security as that quoted on the NASDAQ market. For the security modified in this transaction, there is NO market whatsoever, except possibly among other institutional investors. The preferred stock modified in the transaction effective June 30, 2004 is still a preferred stock whereby the preferred stockholders agreed to eliminate or substantially reduce all preferences (eliminated a liquidation preference of about $22 million), dividends (reduced from $440,000 to $700 annually), and voting rights (totally eliminated) in exchange for a better conversion ratio; however, during the one-year period following the closing of the preferred stock modification transaction, the convertibility of the preferred stock was subject to significant restrictions and the transferability of the preferred stock in the private or public markets was also subject to substantial limitations. We acknowledge the wording in EITF 98-5 regarding “block discounts” and “transfer restrictions”; however, we are not dealing with common stock in this transaction. The “modified preferred stock” was accepted by the holders of the preferred stock because the four institutional holders believed the modified security was their best chance to recover some of their investment. The transaction was submitted to a vote of Healthaxis’ common stockholders and 93% of the common shares voting voted for the transaction indicating that they believed the transaction was beneficial to the COMMON stockholders (not beneficial to the preferred stockholders). It is the universal opinion of everyone close to the transaction that the preferred stockholders received a security that was less valuable than the one held before it was modified. Management and the Board of Directors (including the Audit Committee) believe that to account for a preferred stock dividend would be incorrect and misleading and not reflect the substance of the transaction.

  The “modified preferred stock” represents potential future conversion into 3,850,000 shares of common stock. Prior to this transaction, Healthaxis had 2,768,291 shares of common stock outstanding – and the preferred stock prior to this “modification transaction” was already convertible into 1,424,548 shares of common stock. For the 30 trading days prior to the June 30, 2004 transaction date, Healthaxis common stock (NASDAQ: HAXS) traded an average of 8,350 shares per day. At this rate, the 3,850,000 modified block of shares, if and when converted to common (and without considering the 1,000,000 warrants to acquire common stock that were also issued), would require 461 trading days of average activity. This total of 461 trading days is almost two full years of trading days. We believe this is prima facie evidence that an “active market” as contemplated by the writers of the EITF 98-5, Section 5 does not exist. We think it is not correct to value the block of 3,850,000 modified preferred shares based on the NASDAQ closing quotation for HAXS common stock on a single day such as June 30, 2004. In fact, if a block of that size were placed on the market, management (and its expert advisers) believes that the market quotation would be immediately substantially lower per share than the amount at which management recorded the transaction.

  Because there is no public market for the securities (“modified preferred” and warrants) issued, the convertibility and transferability of the “modified preferred” was subject to substantial restrictions, and because we do not believe that an “active market” for our common stock then existed or currently exists (as that term is used but not defined in EITF 98-5, Section 5), Healthaxis followed the guidance in EITF 98-5 for recording the transaction when an “active market” does not exist. Specifically, Healthaxis engaged an independent expert to assist in the valuation and in the proper recording of the transaction. The amount at which management recorded the modified preferred stock and warrants falls very near the mid-point of the ranges determined in the independent valuation performed by Huron Consulting. Before management engaged Huron, management confirmed that the work of Huron would be professionally acceptable to its then-current audit firm, Ernst & Young LLP.

We summarize our arguments and position as follows. Firstly, we have a precedent involving our own company in the treasury stock transaction with UICI on September 30, 2003, where a 48% block of the then outstanding common stock was acquired arms-length at a 40% discount from the quoted market on the transaction date. Secondly, our “modified preferred stock” transaction of June 30, 2004, modified an issue of already outstanding preferred stock and is not common stock. Thirdly, the “preferred stock modification” transaction involved more shares than were already outstanding (3,850,000 versus 2,768,291). If the modified preferred stock could have been converted to common stock immediately (it could not have been, of course) it would have taken 461 trading days (almost two years) to trade the quantity of common stock covered by the preferred stock modification—and that assumes that there would have been willing buyers available every day and no other sellers. We believe the answer determined by management and corroborated by the valuation consultants is the proper recording of the transaction.

We strongly believe that we have accounted for the” preferred stock modification” transaction effective June 30, 2004 correctly and in accordance with generally accepted accounting principles (including EITF D-42 and EITF 98-5, Section 5 where an “active market” doesnot exist).

The recording of this transaction was initiated by our Chief Financial Officer and the accounting has been considered also by our former CFO and now CEO-designate (an experienced CPA), our Audit Committee (which includes two former Big 6 CPA partners), our entire Board of Directors, our independent consultant that performed the valuation, and various partners of two National CPA firms who have issued consents on our financial statements included in various filings with the SEC. Every party mentioned believes it would be wrong and misleading to record this transaction reflecting a preferred stock dividend. There was NO preferred stock dividend paid in any form or fashion. Healthaxis has properly valued and accounted for the “preferred stock modification” transaction. Every party mentioned also believes the transaction is properly recorded as it is.

We respectfully request that the Staff of the Securities and Exchange Commission accept our explanation and withdraw the comment regarding this item in its letter of August 12, 2005.

Healthaxis management and its auditors and advisors are available to discuss this matter further should the Staff desire to do so. Please contact me at 972-443-5004 should you wish to have such a discussion.

Very truly yours,

/s/ Jimmy D. Taylor
Jimmy D. Taylor
Chief Financial Officer

Cc:	Ms. Lisa Mitrovich
Mr. Patrick Gilmore
Mr. James W. McLane, Chairman and Chief Executive Officer
Mr. John M. Carradine, President and Chief Operating Officer
Mr. J. Brent Webb, Secretary and General Counsel
Mr. Thomas L. Cunningham, Audit Committee Chairman
Mr. John McKnight, Locke-Leddell & Sapp, LLP
Mr. Bob Allen, McGladrey & Pullen, LLP.